UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________  to  ________.

COMMISSION FILE NUMBER:  0-51446

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

CONSOLIDATED COMMUNICATIONS, INC. 401(K) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the

Consolidated Communications, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ WEST & COMPANY, LLC We have served as the Plan’s auditor since 1992.
Effingham, Illinois
June 22, 2018

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
ASSETS

Investments at fair value:
Mutual funds	$266,984,444	$230,143,116
Common collective trust funds	76,418,815	70,084,635
Consolidated Communications, Inc. common stock	4,829,216	9,880,976
Total investments, at fair value	348,232,475	310,108,727

Receivables:
Participant contributions	297,507	308,278
Employer contributions	195,314	205,011
Notes receivable from participants	5,649,766	5,800,979
Total receivables	6,142,587	6,314,268

Net assets available for benefits	$354,375,062	$316,422,995

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$13,039,443
Net appreciation in fair value of investments	35,125,461
Total investment income, net	48,164,904

Interest income on notes receivable from participants	253,446

Contributions:
Participants	9,229,572
Employer	5,791,706
Rollovers	780,328
Total contributions	15,801,606

Total additions	64,219,956

Deductions from net assets attributed to:
Benefits paid to participants	26,168,843
Administrative expenses	99,046
Total deductions	26,267,889

Net increase	37,952,067

Net assets available for benefits:
Beginning of year	316,422,995

End of year	$354,375,062

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2003 and is a defined contribution plan with a 401(k) feature for eligible employees of Consolidated Communications Holdings, Inc. (the “Company”) and its subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

T. Rowe Price Trust Company is the trustee and custodian of the Plan.  The Plan is administered by the Company.

Eligibility

All qualifying employees of the Company and participating subsidiaries are immediately eligible to participate in the Plan upon hire.

Individuals who are not eligible to participate in the Plan include (a) leased employees, (b) union employees, unless covered by a collective bargaining agreement as identified in the Plan agreement, which provides for participation in the Plan, (c) nonresident aliens and (d) independent contractors.

Contributions

Each year, participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan allows participants to designate contributions as Roth 401(k) contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company contributes an amount equal to 100% of each eligible participant’s elective contributions (including catch-up contributions) up to a maximum of 6% of a participant’s compensation contributed to the Plan.  For participants covered by a collective bargaining agreement, Company contributions are based on the agreements in place with the employee labor unions, up to a maximum of 6% of a participant’s compensation contributed to the Plan.  The Plan was amended effective July 1, 2017 to provide for a 100% matching contribution on the first 6% of a participant’s compensation contributed to the Plan for certain participants covered by a collective bargaining agreement regardless of the employee’s hire date.  Prior to the amendment, the maximum matching contribution for these participants was 3% of a participant’s compensation contributed to the Plan.  The Company’s matching contribution is invested as directed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and Plan earnings including administrative expenses.  Allocations are based on participant earnings or

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.  The Plan was amended effective May 9, 2017 to provide for immediate vesting in Company contributions for certain participants covered by a collective bargaining agreement whereas prior to the amendment these participants became fully vested in Company contributions after three years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate (as defined in the Plan documents) plus one percentage point.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  For termination of service for other reasons, a participant may receive the value in his or her account as a lump sum distribution or in partial withdrawals.  An eligible rollover distribution is also permitted.  The Plan permits in-kind distributions of a participant’s investment in the Company’s common stock.  Distributions for the value of a participant’s account invested in the Company’s common stock can be distributed in the form of whole shares plus cash for any fractional shares or in cash as elected by the participant.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions and to pay Plan administrative expenses.  At December 31, 2017 and 2016, accumulated forfeited nonvested accounts were $0.  In 2017, employer contributions were reduced by $8,858 from forfeited nonvested accounts.

Administrative Expenses and Participant Transaction Fees

Certain administrative expenses for maintaining the Plan are paid directly by the Company.  The Company also provides accounting and other administrative services for the Plan at no charge.  Expenses that are paid directly by the Company are excluded from these financial statements.  Investment fund administrative expenses and record keeping fees are paid by the Plan.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.  Certain investment related expenses are included in net appreciation (depreciation) of fair value of investments.  The Company may utilize credits received under its service agreement with the Plan’s trustee to pay certain administrative expenses and any excess may be allocated to participant accounts at the discretion of the Plan’s fiduciary.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

Level 2Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at quoted market prices, which represents the net asset values of the shares held by the Plan at year end.  The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust funds:  Units in the fund are valued based on the net asset value of the funds, which is based on the fair value of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.  The net asset value is used as a practical expedient to estimate fair value.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Mutual funds	$266,984,444	$266,984,444	$-	$-
Common stock	4,829,216	4,829,216	-	-
Total investments in the fair value hierarchy	271,813,660	$271,813,660	$-	$-

Investments measured at net asset value: (1)
Common collective trust funds	76,418,815
Investments at fair value	$348,232,475

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$230,143,116	$230,143,116	$-	$-
Common stock	9,880,976	9,880,976	-	-
Total investments in the fair value hierarchy	240,024,092	$240,024,092	$-	$-

Investments measured at net asset value: (1)
Common collective trust funds	70,084,635
Investments at fair value	$310,108,727

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

There were no significant transfers between level 1 and level 2 investments during the years ended December 31, 2017 and 2016.

The following table summarizes investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016.  There are no participant redemption restrictions for these investments.  The redemption notice period is applicable only to the Plan.

	Fair Value				Redemption
	December 31,		Unfunded	Redemption	Notice
Investment	2017	2016	Commitments	Frequency	Period
T. Rowe Price Stable Value Fund	$ 34,415,129	$ 37,333,590	$-	Daily	12 months
T. Rowe Price Growth Stock Trust	$ 42,003,686	$ 32,751,045	$-	Daily	90 days

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

5.	Tax Status

The IRS has determined and informed Accudraft.com Inc., the Prototype Sponsor, by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

(“IRC”).  Although the Plan has been amended since receiving this letter, the plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party and Party-In-Interest Transactions

Certain plan investments are shares of common collective trusts and mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  The Plan also invests in the common stock of the Company.  These transactions qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2017 and 2016, the Plan held 396,162 and 368,007 shares of Consolidated common stock with fair values of $4,829,216 and $9,880,976, respectively.  The Plan also transacts with certain parties who may perform services to the Plan.  Such parties qualify as parties-in-interest under ERISA.

SUPPLEMENTAL SCHEDULE

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475 Plan Number:  002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issuer,	Interest, Collateral, Par	Current
(a)	Borrower, Lessor or Similar Party	or Maturity Value	Value

	Common Stock:
*	Consolidated Communications Holdings, Inc.	396,162 shares	$4,829,216
	Common Collective Trust Funds:
*	T. Rowe Price Stable Value Fund - N	34,415,129 shares	34,415,129
*	T. Rowe Price Growth Stock Trust D	1,341,114 shares	42,003,686
	Mutual Funds:
	Metropolitan West Total Return Bond I	1,355,858 shares	14,453,442
	Templeton Global Bond R6	163,469 shares	1,937,112
	American Funds American Mutual R6	528,410 shares	21,564,402
*	T. Rowe Price Capital Appreciation I	293,125 shares	8,292,499
	Goldman Sachs Growth Opportunities Instl	388,544 shares	9,698,053
	Goldman Sachs Small Cap Value	100,423 shares	6,098,674
	Harbor International	251,442 shares	16,977,367
	Oppenheimer Developing Markets Y	53,971 shares	2,317,514
*	T. Rowe Price Mid Cap Value Fund I	156,675 shares	4,761,342
*	T. Rowe Price Government Money	35,034 shares	35,034
	Prudential Jennison Small Company Q	209,112 shares	5,522,658
*	T. Rowe Price Retirement Balanced Fund	290,284 shares	4,467,467
*	T. Rowe Price Retirement 2005 Fund	18,103 shares	247,105
*	T. Rowe Price Retirement 2010 Fund	72,023 shares	1,316,577
*	T. Rowe Price Retirement 2015 Fund	486,843 shares	7,292,905
*	T. Rowe Price Retirement 2020 Fund	793,922 shares	17,895,006
*	T. Rowe Price Retirement 2025 Fund	903,116 shares	15,885,813
*	T. Rowe Price Retirement 2030 Fund	747,086 shares	19,364,458
*	T. Rowe Price Retirement 2035 Fund	554,573 shares	10,520,258
*	T. Rowe Price Retirement 2040 Fund	746,433 shares	20,332,834
*	T. Rowe Price Retirement 2045 Fund	431,501 shares	7,969,829
*	T. Rowe Price Retirement 2050 Fund	236,644 shares	3,672,718
*	T. Rowe Price Retirement 2055 Fund	104,351 shares	1,625,796
*	T. Rowe Price Retirement 2060 Fund	11,155 shares	134,524
	Vanguard Institutional Index	229,238 shares	55,810,209
	Vanguard Small Cap Index Admiral	42,574 shares	3,013,400
	Vanguard Mid Cap Index Admiral	30,162 shares	5,777,448

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%; maturing January 2018 - August 2037	5,649,766

	Total		$353,882,241

*Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 22, 2018		CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

	By:	/s/Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.